Exhibit 12.1

RenaissanceRe Holdings Ltd. and Subsidiaries

Statement Regarding Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends

(in thousands)	3 Months Ended	For the Year Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Net income (loss)	$190,474	$566,014	$(92,235)	$702,613	$838,858	$(13,280)
Add back:
Income taxes	122	1,429	(315)	(6,124)	10,031	(180)
(Income) loss from discontinued operations	—	(2,287)	15,890	(62,670)	(6,700)	(33,846)
Noncontrolling interests	38,607	148,040	(33,157)	116,421	171,501	55,133
Fixed charges and preference share dividends	11,896	60,144	61,375	67,049	59,649	68,771
Distributed earnings from equity method investees	—	9,878	9,500	17,856	16,434	17,153
Less:
Earnings from equity method investees	(5,835)	(23,238)	36,533	11,814	(10,976)	(13,603)

Earnings available for fixed charges and preference share dividends	$235,264	$759,980	$(2,409)	$846,959	$1,078,797	$80,148

Fixed charges and preference share dividends
Interest expensed	$5,034	$23,097	$23,368	$21,829	$15,111	$24,633
Amortized discounts related to indebtedness	23	92	92	69	—	—
Estimated interest within rental expense	564	2,060	2,915	3,033	2,238	1,838

Total fixed charges	5,621	25,249	26,375	24,931	17,349	26,471
Preference share dividends	6,275	34,895	35,000	42,118	42,300	42,300

Total fixed charges and preference share dividends	$11,896	$60,144	$61,375	$67,049	$59,649	$68,771

Ratio of earnings to fixed charges	41.85	30.10	(0.09)	33.97	62.18	3.03
Ratio of earnings to combined fixed charges and preference share dividends	19.78	12.64	(0.04)	12.63	18.09	1.17

RenRe North America Holdings Inc. and Subsidiaries

Statement Regarding Ratio of Earnings to Fixed Charges

	3 Months
	Ended	For the Year Ended December 31,
(in thousands)	March 31, 2013	2012	2011	2010	2009	2008
Net income (loss)	$4,546	$(34,693)	$(87,117)	$(4,169)	$1,147	$(1,908)
Add back:
Income taxes	63	1,155	5,568	(818)	9,226	573
(Income) loss from discontinued operations	—	(2,287)	15,890	(62,670)	(6,700)	(33,846)
Noncontrolling interest	208	(608)	(540)	111	—	—
Fixed charges	3,681	14,696	15,365	12,100	9,705	3,810
Distributed earnings from equity method investees	—	2,000	3,000	5,000	3,975	—
Less:
Earnings from equity method investees	(1,269)	(2,617)	(4,522)	(2,945)	954	2,410

Earnings available for fixed charges	$7,228	$(22,353)	$(52,356)	$(53,389)	$18,308	$(28,961)

Fixed charges
Interest expensed	$3,617	$14,467	$14,568	$11,518	$9,073	$3,577
Amortized discounts related to indebtedness	23	92	92	69	—	—
Estimated interest within rental expense	41	137	705	617	632	233

Total fixed charges	$3,681	$14,696	$15,365	$12,204	$9,705	$3,810

Ratio of earnings to fixed charges	1.96	(1.52)	(3.41)	(4.37)	1.89	(7.60)